Exhibit 99.106

LOAN Agreement

BETWEEN

TORQUE ESPORTS CORP.

(as Borrower)

– and –

FRANKLY INC.

(as Lender)

MARCH 9, 2020

TABLE OF CONTENTS

(continued)

LOAN AGREEMENT

THIS AGREEMENT is dated as of March 9, 2020.

BETWEEN:

TORQUE ESPORTS CORP., as Borrower

- and -

FRANKLY INC., as Lender

CONTEXT

A.	The Lender has previously advanced to the Borrower the Loan.

B.	The Borrower has agreed to execute and deliver to the Lender this Agreement and the other Loan Documents and to comply with the other terms set out in this Agreement.

THEREFORE, the Parties agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

1.1.1	“Agreement” means this loan agreement between the Borrower and the Lender, including any schedules, as it may be confirmed, amended, extended, supplemented or restated by written agreement between the Parties.

1.1.2	“Applicable Law” means, at any time, and whether or not having the force of law:

1.1.2.1	any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law;

1.1.2.2	any judgment, order, writ, injunction, decision, ruling, decree or award issued or made by any Governmental Authority; or

1.1.2.3	any regulatory policy, practice, guideline or directive of any Governmental Authority,

in each case binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the Property of that Person.

1.1.3	“Borrower” means Torque Esports Corp., a corporation incorporated under the laws of the Province of Ontario, and its successors and permitted assigns.

1.1.4	“Borrower’s Obligations” means, at any time, all of the indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or not matured, liquidated or unliquidated, of the Borrower to the Lender arising under the Loan or created by reason of or related to this Agreement or any other Loan Document, including:

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1.1.4.1	the Loan and any unpaid interest on it;

1.1.4.2	all fees due under this Agreement; and

1.1.4.3	all costs and expenses of the Lender, and any other sums payable by the Borrower to the Lender, under the Loan Documents.

1.1.5	“Business” means the business of the Borrower, as presently conducted.

1.1.6	“Business Combination” means a business combination among the Borrower, the Lender and WinView, Inc.

1.1.7	“Business Day” means any day excluding a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to be closed in Vancouver, British Columbia, or Toronto, Ontario, Canada.

1.1.8	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

1.1.9	“Debt” means, with respect to any Person at any time, and without duplication:

1.1.9.1	all indebtedness of that Person for money borrowed by or otherwise advanced to it;

1.1.9.2	all indebtedness of that Person for the deferred purchase price of Property or services or for any other credit extended to it;

1.1.9.3	all capital lease obligations of that Person;

1.1.9.4	the aggregate amount at which any shares in the capital of that Person that are redeemable or retractable at the option of the holder may be redeemed or retracted for cash or other payment, provided that all conditions precedent for the redemption or retraction have been satisfied;

1.1.9.5	all obligations of that Person under any guarantee, indemnity or other financial support obligation; and

1.1.9.6	all Debt of any other Person secured by (or for which a holder of that Debt has an existing right, contingent or otherwise, to be secured by) any Lien on Property, including accounts and contract rights, owned by the first Person, whether or not that Person has assumed or become liable for the payment of the obligation, provided that the amount of that Debt will be deemed to be the lesser of the unpaid amount of that Debt or the fair market value of that Property.

1.1.10	“Default” means any event or condition that with the passage of any time specified, the giving of any notice or the satisfaction of any condition subsequent would constitute an Event of Default.

1.1.11	“Event of Default” is defined in Section 9.1.

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1.1.12	“Governmental Authority” means:

1.1.12.1	any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.12.2	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.13	“Initial Advance Date” means February 7, 2020.

1.1.14	“Insolvency Law” means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, the Winding-up and Restructuring Act, R.S.C. 1985, c. W-11, and any other laws relating to bankruptcy, insolvency, reorganization, compromise of debts or similar laws of any jurisdiction affecting creditors’ rights generally.

1.1.15	“Insurance” is defined in Section 8.1.10.1.

1.1.16	“Lender” means Frankly Inc., and its successors and assigns.

1.1.17	“Lien” means any Security Interest, lien (statutory, common law, equitable or otherwise), privilege, charge, trust deemed to exist under any Applicable Law or other encumbrance of any kind, or any other agreement or arrangement creating in favour of any claimant or creditor a right relating to any particular Property that is in priority to the right of any ordinary creditors relating to that Property, and including the right of a lessor under a lease of personal property.

1.1.18	“Loan” means the aggregate of the loans previously advanced by the Lender to the Borrower, as follows: (a) US$1,000,000 advanced by the Lender to the Borrower on the Initial Advance Date; and (b) US$100,000 advanced by the Lender to the Borrower on the Subsequent Advance Date.

1.1.19	“Loan Documents” means this Agreement, the Security Documents and any other instruments and agreements entered into between the Lender and the Borrower relating to the Loan.

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1.1.20	“Location” means the Borrower’s sole place of business or chief executive office and, if different, its location as determined under the location of debtor rules in the Personal Property Security Act of each of Ontario and British Columbia.

1.1.21	“Material Adverse Change” means any event, development or circumstance that has had, or could reasonably be expected to have, a Material Adverse Effect.

1.1.22	“Material Adverse Effect” means any fact, circumstance or event that could result in a material adverse effect on:

1.1.22.1	the business, financial condition, operations or Property of the Borrower;

1.1.22.2	the validity or enforceability of any Loan Document;

1.1.22.3	the ability of the Borrower to perform its obligations under the Loan Documents; or

1.1.22.4	the filing, registration, perfection or priority of any Security Interests created by the Security Documents, other than as a result of Liens that have priority under Applicable Law, against any Property of the Borrower or the material rights and remedies of the Lender against the Property.

1.1.23	“Maturity Date” means the earlier of: (a) September 30, 2020, (b) the date that is 90 days following the date the Lender determines, acting reasonably, that the Business Combination is terminated or abandoned for any reason, and (c) any earlier date that may result from any acceleration of the requirement to pay the Outstanding Obligations under this Agreement.

1.1.24	“Outstanding Obligations” means, collectively, the Borrower’s Obligations, and all expenses and charges, whether for legal expenses or otherwise, incurred by the Lender in collecting or enforcing any of the Borrower’s Obligations, or in realizing on or protecting or preserving any security held for those obligations, including the Security Documents.

1.1.25	“Parties” means, collectively, the Borrower, and the Lender, and their respective successors and permitted assigns, and “Party” means any one of them.

1.1.26	“Person” will be broadly interpreted and includes:

1.1.26.1	a natural person, whether acting in his or her own capacity, or in his or her capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person; and

1.1.26.2	a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or entity of any kind; and

1.1.26.3	a Governmental Authority.

1.1.27	“Property” means present and after-acquired property, assets, undertakings and privileges, whether real or personal, tangible or intangible, moveable or immoveable, and all interests in them.

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1.1.28	“Security Documents” is defined in Section 6.1.1.

1.1.29	“Security Interest” means any mortgage, charge, pledge, assignment, hypothecation, title retention, finance lease or security interest, including any trust obligations, creating in favour of any creditor a right in respect of any Property.

1.1.30	“Subsequent Advance Date” means February 20, 2020.

1.1.31	“Transaction” means a private placement offering by the Lender originally announced by the Lender on January 28, 2020, as the same may be amended, revised, extended or otherwise modified by the Lender in its sole discretion.

1.1.32	“Transaction Date” means the date of the successful completion of the Transaction, provided that if the Transaction is completed in more than one tranche, the Transaction Date shall be the date of the successful completion of the final tranche of the Transaction, as determined by the Lender in its sole discretion.

1.2	Certain Rules of Interpretation

1.2.1	In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

1.2.2	The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.2.3	References in this Agreement to an Article or Section are to be construed as references to an Article or Section of or to this Agreement unless otherwise specified.

1.2.4	Unless otherwise specified in this Agreement:

1.2.4.1	time periods within which or following which any calculation or payment is to be made, or action is to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends; and

1.2.4.2	if the last day of a time period is not a Business Day, the time period will end on the next Business Day.

1.2.5	Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.2.6	References to an amount of money in this Agreement will, unless otherwise expressly stated, be to that amount in Canadian Dollars.

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1.3	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.

1.4	Entire Agreement

This Agreement, together with the other Loan Documents and any other agreements and documents to be delivered under this Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or in the other Loan Documents, or in any other agreements and documents delivered under this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or in the other Loan Documents, or in any other agreements and documents delivered under this Agreement.

1.5	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, in the Province of Ontario.

1.6	Business Day

Whenever any calculation or payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, then unless otherwise specified in this Agreement, the calculation or payment is to be made, or action is to be taken, on the next Business Day.

1.7	Conflicts

In the event of a conflict in or between the provisions of this Agreement and the provisions of any other Loan Document, then, despite anything contained in that other Loan Document, the provisions of this Agreement will prevail and those provisions of that other Loan Document will be deemed to be amended to the extent necessary to eliminate the conflict. If any act or omission is expressly prohibited under a Loan Document, other than this Agreement, but this Agreement does not expressly permit that act or omission, or if any act is expressly required to be performed under a Loan Document, other than this Agreement, but this Agreement does not expressly relieve the Borrower from that performance, that circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of that other Loan Document.

1.8	Currency

All references to dollars or to $ are references to Canadian dollars and all references to US$ are to United States dollars.

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Article 2

loan

2.1	Loan

2.1.1	The Borrower acknowledges receipt of the Loan, with US$1,000,000 having been advanced to the Borrower by the Lender on the Initial Advance Date, and US$100,000 having been advanced to the Borrower by the Lender on the Subsequent Advance Date.

2.1.2	The Loan will bear interest as set out in Section 3.1.1.

2.1.3	The principal amount outstanding to the Lender under the Loan will not revolve and the Borrower may not re-borrow from the Lender any repayments of the Loan that the Borrower has made.

2.2	Purpose

The Borrower will use the Loan proceeds solely to finance the working capital and other general operating or corporate requirements of the Borrower.

2.3	Lender’s Records

The Lender will maintain records of:

2.3.1	the Borrower’s Obligations for the outstanding Loan and accrued interest on it, any fees relating to it, and other amounts payable under this Agreement;

2.3.2	the dates on which amounts of the Loan were advanced; and

2.3.3	the amounts paid at any time by the Borrower to the Lender under this Agreement for the Loan, interest, fees and other amounts.

The Borrower agrees that all records kept by the Lender will constitute conclusive evidence of the matters referred to in this Section, but the failure of the Lender to make any entry in its records will not limit or otherwise affect the obligations of the Borrower under this Agreement or with respect to the Loan, interest, fees or other amounts owed by it to the Lender.

2.4	Ranking of Borrower’s Obligations

Subject only to Liens that have priority by operation of law, the Borrower’s Obligations will rank as the first-ranking and most senior secured Debt of the Borrower.

Article 3

CALCULATION OF INTEREST AND EXPENSES

3.1	Calculation and Payment of Interest

3.1.1	The Borrower will pay interest on the Loan outstanding at any time in the currency in which the Loan was made at a fixed rate equal to 4% per annum. Interest on the Loan will accrue and be calculated, monthly on the outstanding principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded monthly and payable on the Maturity Date.

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3.1.2	To the maximum extent permitted by Applicable Law, the Borrower will pay interest on all overdue amounts owing by the Borrower under this Agreement, including any overdue interest payments, from the date each of those amounts is due until the date each of those amounts is paid in full. That interest will be calculated daily, compounded monthly and payable on demand of the Lender at a rate equal to 10% per annum.

3.2	Expenses

The Borrower will pay to the Lender, or reimburse the Lender for, the reasonable out-of-pocket expenses, including reasonable legal fees and disbursements (on a solicitor and its own client basis) of the Lender incurred in:

3.2.1	negotiating, preparing, registering and executing the Loan Documents; and

3.2.2	enforcing the Loan Documents, including the costs of legal counsel acting on behalf of the Lender.

3.3	General Provisions Regarding Interest

3.3.1	Each determination by the Lender of the amount of interest, fees or other amounts payable by the Borrower to the Lender under this Agreement will be prima facie evidence of the accuracy of the determination.

3.3.2	Except as otherwise provided in this Agreement, all interest, fees and other amounts payable by the Borrower under this Agreement will accrue daily, be calculated as described in this Agreement, and be payable both before and after demand, maturity, default and judgment.

3.3.3	To the full extent permitted by Applicable Law, the covenant of the Borrower to pay interest at the rates provided in this Agreement will not merge in any judgment relating to any obligation of the Borrower to the Lender.

3.3.4	For the purposes of the Interest Act, R.S.C. 1985, c. I-15:

3.3.4.1	the principle of deemed reinvestment of interest will not apply to any calculation or determination of interest under this Agreement;

3.3.4.2	the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates; and

3.3.4.3	unless otherwise stated, each rate of interest specified in this Agreement as an interest rate “per annum” or a similar expression, is to be calculated on the basis of a calendar year of 365 or 366 days, as applicable, and the annual rate of interest which is equivalent to that interest rate will be that rate multiplied by a fraction, the numerator of which is the total number of days in each year and the denominator of which is 365 or 366 days, as applicable. If the amount of any interest is determined or expressed on the basis of a period of less than a year of 365 or 366 days, as applicable, the equivalent annual rate is equal to the rate so determined or expressed, divided by the number of days in the period, and multiplied by the actual number of days in that calendar year.

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3.4	Maximum Return

3.4.1	In no event will any interest, fees or other amounts payable under this Agreement exceed the maximum rate permitted by Applicable Law. If any provisions of this Agreement would require the Borrower to pay any interest or make any other payment that is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate that would be prohibited by Applicable Law or would result in receipt by the Lender of interest at a criminal rate (as those terms are construed under the Criminal Code, R.S.C. 1985, c. C-46 (the “Criminal Code”), then despite those provisions, that amount or rate will be deemed to have been reduced to the maximum amount or rate recoverable under Applicable Law, as if the Parties had agreed to that amount or rate by contract. That reduction will be effected, to the extent necessary:

3.4.1.1	firstly, by reducing the amount or rate of interest otherwise required to be paid under Article 3 of this Agreement; and

3.4.1.2	secondly, by reducing any fees, commissions, premiums or other amounts that would constitute interest for the purposes of Section 347 of the Criminal Code.

3.4.2	If, despite the provisions of this Section 3.4 and after giving effect to all reductions under it, the Lender has received an amount or rate in excess of the maximum permitted by the Criminal Code, then that excess will be applied by the Lender to reduce the principal balance of the Borrower’s Obligations outstanding and not to the payment of interest, with any remaining portion being paid to subsequent secured creditors or to the Borrower, as determined by Applicable Law.

3.4.3	Any amount or rate of interest referred to in this Section 3.4 will be determined in accordance with generally accepted actuarial practices and principles at an effective annual rate of interest over the term of this Agreement on the assumption that any charges, fees, expenses or other amounts that fall within the meaning of “interest” (as defined in the Criminal Code) will, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the term of this Agreement and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be conclusive for the purposes of that determination.

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Article 4

REPAYMENT

4.1	Optional Repayment

The Borrower will have the right at any time on any Business Day to repay the Loan or any part of it without premium, penalty or bonus.

4.2	Repayment of Loan at Maturity

Subject to the terms and conditions of this Agreement, the Loan, together with all accrued interest, fees and other amounts unpaid relating to the Loan, will be due and payable by the Borrower in full on the Maturity Date.

4.3	Payments—General

4.3.1	Except as otherwise provided in this Agreement, all payments of principal, interest, fees, expenses and other amounts payable under the Borrower’s Obligations and owing at any time by the Borrower to the Lender under this Agreement will be made in immediately available, freely transferable same day funds in the same currency in which the Loan giving rise to the principal, interest, fees, expenses, and other amounts was made, by way of cheque, electronic transfer of funds or as otherwise directed by the Lender by no later than 3:00 p.m. (Toronto time) on the relevant date for payment. All payments received after 3:00 p.m. (Toronto time) will be deemed to be received on the next Business Day.

4.3.2	The Borrower will make all payments required under this Agreement, whether of principal, interest, fees, expenses or other amounts payable under the Borrower’s Obligations or otherwise owing by the Borrower to the Lender:

4.3.2.1	in accordance with the terms of this Agreement; and

4.3.2.2	without regard to any defence, counterclaim, deduction or right of set off available to the Borrower.

4.3.3	Except as otherwise provided in this Agreement, if any payment required under this Agreement becomes due and payable on a day that is not a Business Day, that payment will be made on the next following Business Day, and any extension of time in those circumstances will be included in computing interest and any other amounts payable under this Agreement relating to that payment.

Article 5

DELIVERIES

5.1	Documents

The Borrower agrees to provide the Lender, on the date hereof, with duly executed copies of the following:

5.1.1	this Agreement;

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5.1.2	the Security Documents;

5.1.3	a certificate dated as of the date hereof from an officer of the Borrower:

5.1.3.1	attaching true copies of its constating documents;

5.1.3.2	attaching true copies of resolutions dated on or prior to the date hereof of its directors authorizing the entering into, execution, delivery and performance of the Loan Documents to which it is a party; and

5.1.3.3	certifying any other matters as required by the Lender, acting reasonably;

5.1.4	a certificate of status relating to the Borrower, dated the date hereof; and

5.1.5	all other documents and instruments that are customary for transactions of this type or as may be reasonably requested by the Lender.

Article 6

SECURITY DOCUMENTS

6.1	Security Documents

6.1.1	As general and continuing collateral security for the Outstanding Obligations, the Borrower will execute and deliver to and in favour of the Lender the following security documents and agreements to which they are a party, together with any relevant powers of attorney, registrations, filings and other supporting documents deemed necessary by the Lender and its counsel to perfect them or otherwise in respect of them (which, as confirmed, amended, extended, supplemented, restated or replaced at any time, together with any similar security documents and agreements provided under Sections 6.1 or 8.1.11, are collectively, the “Security Documents”), all in form and substance satisfactory to the Lender, acting reasonably:

6.1.1.1	a general security agreement granted by the Borrower creating a first ranking Security Interest over all of the Borrower’s respective Property, wheresoever situated; and

6.1.1.2	a pledge agreement granted by the Borrower creating a first ranking Security Interest in all present and after-acquired shares owned by the Borrower in UMG Media Ltd.

6.2	Registration of Security Documents

The Borrower will cooperate fully with the Lender and its counsel to register, record or file the Security Documents or notice of them in all places where, in the opinion of counsel for the Lender, acting reasonably, registration, recording or filing is necessary or desirable in order to perfect, protect or preserve the Security Interests created by the Security Documents, and the Borrower will also cooperate with any amendments to or renewals of those registrations, recordings and filings, and will do, or cause to be done, all other things as, in the opinion of counsel for the Lender, acting reasonably, are necessary or desirable to maintain for the Lender the rights, benefits and priority of the Security Documents and related Security Interests.

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6.3	Dealing With Security Documents

The Lender may grant extensions, take and give up any Security Documents or other security, accept compositions of, and grant releases and discharges of, any Security Documents or other security in whole or in part, and otherwise deal with the Borrower or any Loan Documents as the Lender may see fit, all without prejudice to the Outstanding Obligations or the rights, remedies, powers and recourses of the Lender under the Loan Documents. The taking of any Security Documents under this Agreement will not operate by way of merger of any of the Obligations or any previously taken Security Documents.

Article 7

REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties

The Borrower makes the representations and warranties set out in this Section 7.1 to the Lender.

7.1.1	Status and Powers, Authorization, Execution and Delivery, Enforceability and No Conflict.

7.1.1.1	The Borrower is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization.

7.1.1.2	The Borrower has the necessary power, authority and legal right to make, execute, deliver and perform its obligations under each Loan Document to which it is a party, and to borrow or guarantee, as applicable, under this Agreement, and the Borrower has the necessary power and authority to own and lease its Property and carry on its Business as now conducted.

7.1.1.3	The execution, delivery and performance by the Borrower of each Loan Document to which it is a party has been duly authorized by all necessary corporate and, if required, shareholder, action, and each Loan Document to which the Borrower is a party will, when delivered, have been duly executed and unconditionally delivered by it.

7.1.1.4	Each Loan Document to which the Borrower is a party, constitutes and will constitute a legal, valid and binding obligation of the Borrower, enforceable against it by the Lender in accordance with its terms, except as may be limited by general principles of equity or by Insolvency Law.

7.1.1.5	The execution, delivery and performance of each Loan Document to which the Borrower is a party does not and will not:

7.1.1.5.1	violate any Applicable Law or any of its constating documents;

7.1.1.5.2	be in conflict with, result in a breach of or constitute, alone or with notice or lapse of time or both, a default under, or give rise to any right to require prepayment, repurchase or redemption under, any material contract or any other indenture, agreement or instrument binding upon the Borrower or its respective Property; or

7.1.1.5.3	result in the creation or imposition of any Lien on the Property of the Borrower, other than the Security Interests created by the Security Documents.

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7.1.2	Registrations. No registration, filing or recording with any Governmental Authority is or will be required in connection with the Loan or the advance of it under this Agreement or the making, execution, delivery or performance of the Loan Documents, except for registrations, filings or recordings necessary to perfect the Security Interests in the Property granted by the Borrower in favour of the Lender.

7.1.3	Security Documents. From and after the date hereof, each Security Document granted by the Borrower will create in favour of the Lender valid, enforceable and perfected Security Interests in the Property of the Borrower ranking first in priority, subject only to any Liens having priority under Applicable Law and which have not been subordinated, provided that those Liens will not in any manner, or in any cause or proceeding, be taken to directly or indirectly constitute a subordination of any Security Interests created by the Security Documents to any Lien, it being the intention of the Parties that all Security Interests created by the Security Documents will at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests.

7.1.4	Compliance with Applicable Laws. The Borrower has complied in all material respects with all Applicable Laws binding on it or its Business or Property.

7.1.5	Borrower’s Location. The Borrower’s Location is Ontario and the Borrower also carries on business in the United States.

7.1.6	Locations of Collateral. In addition to the locations specified in Section 7.1.5, the Borrower keeps tangible personal property, other than inventory in transit, in Ontario and in the United States.

7.1.7	Title to Property.

The Borrower:

7.1.7.1	has good and marketable title in fee simple to, or valid leasehold title under valid and enforceable real property leases to, all of its real property, which title is free and clear of all Liens, and the Borrower owns or leases all real property used in connection with its Business; and

7.1.7.2	owns, or leases under valid and enforceable leases, its personal property free and clear of all Liens, and owns or leases all personal property used or acquired in connection with its Business.

7.1.8	Debt Defaults. The Borrower is not in default of, and no event or circumstance has occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under, any loan or loan agreement, credit facility or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Debt of the Borrower.

7.1.9	Insurance. All policies relating to Insurance:

7.1.9.1	comply with all requirements of the Loan Documents and Applicable Law;

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7.1.9.2	are valid, in full force and effect, and enforceable; and

7.1.9.3	provide adequate insurance coverage for the Property, Business and operations of the Borrower in at least those amounts and against at least those risks required under Section 8.1.10. All premiums with respect to all policies of Insurance have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any of those policies.

7.1.10	Solvency. The Borrower is not a bankrupt, is not for any reason unable to meet its obligations generally as they become due and has not ceased paying its current obligations in the ordinary course of business generally as they become due. The aggregate Property of the Borrower are, at a fair valuation, sufficient, or the aggregate Property of the Borrower if disposed of at a fairly conducted sale under legal process would be sufficient, to enable the Borrower to pay all of their respective obligations due and accruing due.

7.1.11	Other Representations. Each representation and warranty made by the Borrower in any Loan Document is true and correct in all material respects.

7.1.12	No Event of Default. No Default or Event of Default has occurred and is continuing.

7.2	Survival of Representations and Warranties

The representations and warranties set out in Section 7.1 will survive the execution and delivery of this Agreement until all Outstanding Obligations have been fulfilled and the Lender has no further obligations under any Loan Documents, and the Lender will be entitled to rely, and will be deemed to have relied, upon the representations and warranties set out in Section 7.1 in making the Loan available under this Agreement, regardless of any investigation or examination made by the Lender or its counsel.

Article 8
COVENANTS

8.1	Positive Covenants

So long as this Agreement is in force, any Outstanding Obligations remain outstanding or the Lender has any obligations under any Loan Documents, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise expressly agrees in writing, it will, and it will cause each other to, comply with the covenants and agreements set out in this Section 8.1.

8.1.1	Prompt Payment. The Borrower will pay to the Lender when due all principal, interest, fees, expenses and other amounts owing by the Borrower to the Lender under this Agreement, on the dates and in the manner provided by this Agreement and the other Loan Documents, without set off or deduction of any kind.

8.1.2	Existence and Good Standing. The Borrower will do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect and in good standing its legal existence in its jurisdiction of formation or organization and its registration in every other jurisdiction in which the nature of its Business or activities, or the character of any of its material Property, make that registration necessary.

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8.1.3	Applicable Laws. The Borrower will comply in a timely manner with all Applicable Laws and will obtain, preserve and keep in force all permits required by it to properly conduct its Business and to own, operate, lease or license its respective Property.

8.1.4	Use of Loan. The proceeds of the Loan will be used solely for the purposes set out in Section 2.2.

8.1.5	Payment Obligations. The Borrower will pay its obligations before they are delinquent or in default, except if:

8.1.5.1	the validity or amount of those obligations is being contested in good faith by appropriate proceedings; and

8.1.5.2	it has, if required, set aside on its books adequate reserves with respect to those obligations in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises.

8.1.6	Maintenance of Property. The Borrower will:

8.1.6.1	operate, maintain and preserve in good working order and condition, ordinary wear and tear excepted, all Property necessary for the proper conduct of its Business, and make or cause to be made all repairs, additions and improvements to, and renewals and replacements of, that Property necessary or desirable for the conduct of its Business; and

8.1.6.2	do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect and in good standing all rights, licences, privileges and franchises material to the conduct of its Business.

8.1.7	Notice Provisions. The Borrower will promptly and, unless otherwise provided, in any event within five days after the Borrower becomes aware of any event set out in this Section 8.1.7, provide the Lender with notice of:

8.1.7.1	the occurrence of a Default or Event of Default, together with a statement of an officer of the Borrower setting out the details of that Default or Event of Default and the action that the Borrower propose to take or have taken with respect to it;

8.1.7.2	any Material Adverse Change; and

8.1.7.3	any previously undisclosed jurisdictions or registration districts within those jurisdictions in which the Borrower has a place of business or any tangible property.

8.1.8	Change in Jurisdiction or Name. The Borrower will, not less than 30 days before the change occurs, provide the Lender with written notice of any change by the Borrower of the Borrower’s Location, or of the location of its “registered office”, “chief place of business”, “principal place of business”, or any change by the Borrower of its corporate, partnership or trust name, as applicable.

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8.1.9	Taxes and Priority Claims. The Borrower will:

8.1.9.1	in a timely manner and in compliance with Applicable Laws, file all tax returns required to be filed by it with applicable Governmental Authorities, on or before their respective due dates, and withhold, collect and remit all taxes that it is required to collect, withhold or remit; and

8.1.9.2	pay and discharge promptly when due all taxes and all claims secured by a statutory lien arising under Applicable Law imposed upon it or upon its Property or any part of it, as well as all claims of any kind (including claims for labour, materials and supplies) that, if unpaid, would by law become a Lien upon any of its Property.

8.1.10	Insurance. The Borrower will:

8.1.10.1	maintain or cause to be maintained insurance, without co-insurance, with respect to its Property, Business and operations against all liabilities, casualties, risks and contingencies, of the types, and in the amounts customary for Persons engaged in the same or similar businesses and similarly situated (collectively, the “Insurance”);

8.1.10.2	maintain the Insurance in an amount no less than the replacement value of its Property;

8.1.10.3	obtain Insurance that provides that it will not be cancelled or terminated without at least 30 days’ notice being given by the insurer to the Lender; and

8.1.10.4	if it defaults in insuring its Property in accordance with this Section 8.1.10, permit the Lender, at its option but without any obligation to do so, to immediately pay the premiums for that Insurance, and the Borrower will reimburse the Lender for any premiums paid by the Lender, plus interest on the amount paid at the interest rate under this Agreement applicable to the Loan in the currency in which the premiums were paid.

8.1.11	Further Assurances. At its own expense and promptly at the reasonable request of the Lender, the Borrower will:

8.1.11.1	cure or cause to be cured all defects in the content, execution, delivery, validity or enforceability of any Loan Document or any other document contemplated by or created under any Loan Document;

8.1.11.2	execute and deliver or cause to be executed and delivered to the Lender all other documents, agreements and instruments, and do or cause to be done all other acts as may be necessary or desirable in the reasonable opinion of the Lender to better carry out the provisions and purposes of the Loan Documents, including filing financing statements or other documents and effecting registrations under any Applicable Law with respect to the Security Interests created by the Security Documents; and

8.1.11.3	obtain any consents or acknowledgements reasonably required by the Lender.

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8.2	Negative Covenants

So long as this Agreement is in force, any Outstanding Obligations remain outstanding or the Lender has any obligations under any Loan Documents, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise expressly agrees in writing, it will comply with the negative covenants and agreements set out in this Section 8.2.

8.2.1	Nature of Business. The Borrower will not enter into any business either directly or through any subsidiary except for the Business in which it is engaged on the date of this Agreement and other businesses directly related to its existing Business.

8.2.2	Limitation on Liens. The Borrower will not, without the prior written consent of the Lender, create, incur, assume or allow any Lien on or relating to all or any part of its Property, whether now owned or later acquired, that could rank in priority to the Security Interests created by the Security Documents.

8.2.3	Sale or Transfer. The Borrower will not sell, lease, transfer, assign or otherwise dispose of all or substantially all of its Property or Business or make any material change in its present method of conducting business.

8.2.4	Business Outside Certain Jurisdictions. The Borrower will not have any place of business or keep or store any tangible property in, or change the Borrower’s Location to, any jurisdiction in which the Lender does not have a perfected Security Interest, unless it has:

8.2.4.1	given 30 days’ prior written notice of the new jurisdiction to the Lender; and

8.2.4.2	done or caused to be done all acts and things and executed and delivered or caused to be executed and delivered all agreements, deeds, transfers, assignments and instruments as the Lender may reasonably require for perfecting, protecting and registering the Security Interests in favour of the Lender in the new jurisdiction.

Article 9

EVENTS OF DEFAULT

9.1	Events of Default

The occurrence of any one or more of the following events or conditions will be an event of default under this Agreement (“Event of Default”):

9.1.1	the Borrower defaults in the due and punctual payment of the Loan when that amount becomes due and payable, whether at maturity or otherwise;

9.1.2	the Borrower defaults in the due and punctual payment of any interest owing under the Loan or the Loan Documents as and when it becomes due and payable and that default continues for a period of 3 Business Days;

9.1.3	the Borrower defaults in the due and punctual payment of any amounts owing under the Loan or the Loan Documents, other than amounts referred to in Sections 9.1.1 and 9.1.2, as and when those amounts become due and payable and that default continues for a period of 5 Business Days after the Borrower has received written notice of that Default;

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9.1.4	the Borrower fails to observe or perform any agreement, covenant, condition or obligation applicable to it under this Agreement or any other Loan Document, other than an agreement or a covenant, condition or obligation the breach or default in performance of which is specifically dealt with elsewhere in this Article 9, and the Borrower fails to remedy that Default within 10 days from the earlier of the date that:

9.1.4.1	it becomes aware of the Default; and

9.1.4.2	the Lender delivers written notice of the Default to the Borrower, specifying the Default and requiring that it be remedied;

9.1.5	any representation or warranty made by the Borrower in any Loan Document, or in any officer’s certificate or other document delivered to the Lender under any Loan Document, or any statement certified in any certificate provided by or on behalf of the Borrower, is found to be false or incorrect in any way which makes it materially misleading when made or deemed to have been made;

9.1.6	the Borrower defaults in the observance or performance of any covenant, condition or obligation contained in any agreement between the Borrower and any Person, if that default gives rise to a right to enforce security against the Borrower;

9.1.7	the Borrower admits its inability to pay its Debts generally as they become due or otherwise acknowledges its insolvency;

9.1.8	the Borrower ceases or threatens to cease to carry on its Business;

9.1.9	the Borrower institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or the commencement of any proceeding:

9.1.9.1	seeking to adjudicate it a bankrupt or insolvent; or

9.1.9.2	seeking liquidation, dissolution, winding-up, reorganization, arrangement, protection, relief or composition of it or any of its Property or Debt or making a proposal for it under any Applicable Law, including any Insolvency Law, and also including any application for reorganization, arrangement or compromise of Debt under the laws of its jurisdiction of incorporation, organization, formation or otherwise;

9.1.10	any proceeding is commenced against or otherwise affects the Borrower:

9.1.10.1	seeking to adjudicate it a bankrupt or insolvent;

9.1.10.2	seeking liquidation, dissolution, winding-up, reorganization, arrangement, protection, relief or composition of it or any of its Property or Debt or making a proposal for it under any Applicable Law, including any Insolvency Law, and also including any application for reorganization, arrangement or compromise of Debt under the laws of its jurisdiction of incorporation, organization, formation or otherwise; or

9.1.10.3	seeking the appointment of a receiver, trustee, agent, custodian or other similar official for it or for any of its Property;

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9.1.11	any Person, including any creditor of the Borrower, privately appoints a receiver, receiver manager, trustee, agent, custodian or similar official for the Borrower or any of the Property of the Borrower;

9.1.12	any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any Property of the Borrower;

9.1.13	any proceeding is commenced or action is taken with respect to the Borrower or any part of its Property in any jurisdiction outside Canada that has an effect equivalent or similar to any of the events or proceedings described in Sections 9.1.9 to 9.1.12 inclusive;

9.1.14	after execution and delivery of it, any Loan Document ceases to be in full force and effect (unless within 5 Business Days of notice of those circumstances being delivered by the Lender to the Borrower that Loan Document is again in full force and effect as if it had always had full force and effect), or any Loan Document is declared by a court or tribunal of competent jurisdiction to be invalid, or the validity or enforceability of it is contested by the Borrower, or the Borrower denies in writing that it has any further liability or obligations under a Loan Document.

9.2	Acceleration and Remedies

9.2.1	Upon the occurrence and during the continuance of any Event of Default, the Lender may do any one or more of the following, all of which are authorized by the Borrower:

9.2.1.1	by written notice to the Borrower, declare all of the Borrower’s Obligations (whether matured or not matured) to be immediately due and payable without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

9.2.1.2	without notice, set off and consolidate, and apply, any or all deposits and any other Debt at any time held by or owing to the Borrower by the Lender against and on account of the Outstanding Obligations, whether or not due and payable and whether or not the Lender has made demand for them;

9.2.1.3	as and by way of collateral security, deposit and retain in an account maintained by the Lender amounts received by the Lender from the Borrower, or as proceeds of realization of any Security Documents or Security Interest, to the extent those amounts may be required to satisfy any Outstanding Obligations;

9.2.1.4	realize upon the Security Documents and any other security that secures any Outstanding Obligations; and

9.2.1.5	exercise any other action, suit, remedy or proceeding authorized or permitted by the Loan Documents or by Applicable Law, including exercising any power granted by the Loan Documents or by Applicable Law, or obtaining judgment for and recovering all amounts due and owing relating to the Outstanding Obligations.

9.2.2	Upon the occurrence of an Event of Default set out in Sections 9.1.9, 9.1.10 or 9.1.11, in addition to, and despite any restrictions or conditions in, the remedies set out in Section 9.2.1, all Outstanding Obligations will automatically become due and payable without notice of any kind.

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9.3	Application of Proceeds of Realization

Despite any other provision of this Agreement, the proceeds realized from the exercise by the Lender of its powers, rights and remedies under the Loan Documents will be distributed in the following order:

9.3.1	first, in payment of all costs and expenses, including legal, accounting, receivers’ and other similar fees and disbursements, incurred by the Lender in connection with that realization;

9.3.2	second, in payment of all Liens or claims ranking in priority to the Security Interests created by the Security Documents;

9.3.3	third, against payment of the Outstanding Obligations, allocated as provided in Section 9.5; and

9.3.4	fourth, if all Outstanding Obligations have been paid in full, any surplus proceeds will be paid in accordance with Applicable Law.

9.4	Waivers

No delay on the part of the Lender in exercising any power, right or remedy under any Loan Document will operate as a waiver of that power, right or remedy, no waiver of any Default or Event of Default will operate as a waiver of that Default or Event of Default unless made in writing and signed by an authorized officer of the Lender, and any single or partial exercise by the Lender of any power, right or remedy for a Default or Event of Default will not be deemed to be a waiver of or to alter, affect or prejudice any other power, right or remedy to which the Lender may be lawfully entitled relating to that Default or Event of Default. No written waiver will preclude the exercise by the Lender of any power, right or remedy under any Loan Document other than relating to the specific action or inaction covered by that waiver and strictly in accordance with the terms of that waiver, or extend to or apply to any other Default or Event of Default.

9.5	Allocation of Moneys Received

When an Event of Default has occurred and is continuing the Lender may allocate any moneys received by it from the Borrower, or from any Security Documents or Security Interests held by the Lender, in or toward payment of the Outstanding Obligations as the Lender in its sole discretion may see fit.

9.6	Non-Merger

Any judgment obtained, or any action or proceeding taken, by the Lender under any Loan Document will not operate as a merger of any Outstanding Obligations of the Borrower to the Lender, or in any way suspend payment or affect or prejudice the powers, rights and remedies, legal or equitable, that the Lender may have in connection with the Outstanding Obligations. The surrender or cancellation of, or any other dealings with, any Security Documents will not release or affect the Outstanding Obligations of the Borrower under any of the Loan Documents.

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9.7	Lender May Perform Covenants

If the Borrower fails to perform any covenant or agreement on its part in this Agreement, the Lender may, but is not required to, on 10 days’ notice to the Borrower, perform that covenant or agreement if it is capable of being performed by the Lender, and if that covenant or agreement requires the payment of money the Lender may, but is not required to, make that payment with its own funds. All amounts paid by the Lender under this Section 9.7 will form part of the Outstanding Obligations, and will bear interest at the rate of 10% per annum commencing on the day of payment of those amounts by the Lender, calculated daily and payable on demand.

9.8	Grant of Licence

To enable the Lender to exercise its powers, rights and remedies under this Article 9 when the Lender is entitled to do so, and for no other purpose, the Borrower grants to the Lender an irrevocable licence, exercisable without payment of royalty or other compensation to it, to use, assign or sublicense any or all of its intellectual property rights, and that licence will include reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout of them.

Article 10

General

10.1	Time of Essence

Time is of the essence in all respects of this Agreement.

10.2	Notices

Except as otherwise expressly provided for in this Agreement, any Communication must be in writing and either:

10.2.1	delivered personally or by courier; or

10.2.2	transmitted by facsimile, e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to the Borrower at:

Torque Esports Corp.
82 Richmond St. East,
1st Floor,
Toronto, Ontario M5C 1P1

Attention:	Darren Cox
Tel. No.:	44 7807 145127
E-mail:	dc@ideasandcars.com

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to the Lender at:

Frankly Inc.
33 Whitehall Street
8th Floor
New York, NY 10004, USA

Attention:	Lou Schwartz
Tel. No.:	+1 404 545 1547
E-mail:	lou@franklymedia.com

or at any other address as any Party may at any time advise the others by Communication given or made in accordance with this Section 10.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 1:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day.

10.3	Severability

Each Section of this Agreement is distinct and severable. If any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect:

10.3.1	the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part; or

10.3.2	the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction.

10.4	Submission to Jurisdiction

Each of the Parties irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by Applicable Law, each of the Parties:

10.4.1	irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that Province, or that the subject matter of this Agreement may not be enforced in those courts;

10.4.2	irrevocably agrees not to seek, and waives any right to, judicial review by any court which may be called upon to enforce the judgment of the courts referred to in this Section 10.4, of the substantive merits of any suit, action or proceeding; and

10.4.3	to the extent a Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its Property, that Party irrevocably waives that immunity in respect of its obligations under this Agreement.

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10.5	Amendment and Waiver

Except as otherwise provided in this Agreement, no amendment, discharge, modification, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by each Party. No waiver of, failure to exercise, or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section, whether or not similar, nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

10.6	Further Assurances

Except as otherwise provided in any Loan Document, the Borrower will, upon request of the Lender and at the Borrower’s own cost and expense, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the Lender to give effect to the Loan Documents, and without limiting the generality of this Section 10.6 will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required at any time by all Governmental Authorities having jurisdiction over the affairs of the Borrower or as may be required at any time under Applicable Law.

10.7	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by either Party without the prior written consent of the other Party. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

10.8	Counterparts and Electronic Delivery

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

10.9	Conduct of Parties

Whenever a Section of this Agreement requires a consent or approval by a Party and notification of the consent or approval is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required will be conclusively deemed to have withheld its consent or approval.

10.10	Remedies Cumulative

The rights, powers and remedies under the Loan Documents are cumulative and are in addition to and not in substitution for any other rights, powers and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right, power or remedy precludes or otherwise affects the exercise of any other right, power or remedy to which that Party may be entitled.

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Each of the parties has executed and delivered this Agreement, as of the date noted at the beginning of the Agreement.

torque esports corp.

Per:	(signed) “Darren Cox”
Name:	Darren Cox
Title:	Chief Executive Officer

frankly inc.

Per:	(signed) “Louis Schwartz”
Name:	Louis Schwartz
Title:	Chief Executive Officer

Signature Page to Loan Agreement